EXHIBIT 99.1

Statement Explaining How Earnings Per Share Information

Was Calculated in This Annual Report

The calculation of basic earnings per share (under IFRS) for the year ended December 31, 2004 is based on the consolidated net income for the year attributable to ordinary shareholders of RMB3,154,317,000 divided by the weighted average number of ordinary shares outstanding in 2004, which were 2,964,754,098 shares. As there are no dilutive securities, there is no difference between basic and diluted pro forma earnings per share.

The earnings per ADS have been calculated based on the net income for the year and on one ADS being equivalent to 50 shares.